To the Board of Directors of
  Firstar Funds, Inc.

We have examined management's assertion about Firstar Funds, Inc.'s (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 26, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 26, 1999, and for the period from October 31, 1998 through March 26, 1999 with respect to the agreement of purchase and sales of securities and similar investments, without prior notice to management:

o Count and inspection of all securities and similar investments located in the vault of the Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin;

o Confirmation of all securities and similar investments held by the following institutions in book entry form: the Federal Reserve Bank of Chicago and the Depository Trust Company;

o Confirmation of all securities and similar investments held by the following subcustodians: Bank of New York and Chase Manhattan Bank;

o Confirmation of all securities and similar investments held by outside brokers and other third parties;

o Reconciliation of count, inspection, and confirmation results as to all such securities and similar investments to the books of the Company; and

o   Agreement of 5 investment  purchases  and 5 investment  sales since our last
    examination   from  the  books  and   records   of  the   Company  to  trade
    confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Firstar Funds, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 26, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and the use of management of Firstar Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


May 25, 1999